EXHIBIT 99.1

Addex Therapeutics Initiates Pivotal Phase 2b/3 Study with Dipraglurant for Dyskinesia Associated with Parkinson’s Disease

Geneva, Switzerland, June 29, 2021 - Addex Therapeutics Ltd (SIX: ADXN, Nasdaq: ADXN), a clinical-stage pharmaceutical company pioneering allosteric modulation-based drug discovery and development, announced today that screening of patients has started for its pivotal Phase 2b/3 study with dipraglurant for dyskinesia associated with Parkinson’s disease (PD-LID). Dyskinesia is believed to be caused by increased glutamatergic neurotransmission. Dipraglurant selectively targets the metabotropic glutamate receptor subtype 5, or mGlu5 to downregulate this neurotransmission through allosteric modulation.

The registration program comprises two placebo-controlled studies. The first, Study 301, is a double-blind, placebo-controlled, parallel group design Phase 2b/3 pivotal clinical trial of dipraglurant (100 mg tid) in 140 PD-LID patients at approximately 50 sites in the U.S. The primary endpoint will evaluate efficacy in reducing PD-LID symptoms as measured by the Unified Dyskinesia Rating Scale, or UDysRS at week 12 compared to baseline. Secondary endpoints include Clinician's Global Impression of Severity (CGI-S) and standardized patient diary based assessments of "On" time without troublesome dyskinesia and "Off" time.

“The start of this pivotal study with dipraglurant is a significant milestone in Addex’s history and we are looking forward to evaluating this novel therapeutic in patients that urgently need more treatment options,” said Tim Dyer, Chief Executive Officer of Addex. “This is the second clinical study initiated this year following the recent start of a Phase 2 study in epilepsy with ADX71149 by our strategic partner, Janssen Pharmaceuticals. We also expect to start an exploratory Phase 2 study with dipraglurant in blepharospasm patients in the coming months.”

In a Phase 2a study dipraglurant met its primary endpoint by being generally well tolerated and showing no clinically significant safety issues. In addition, at Day 1 and Day 14, dipraglurant showed statistically significant effects on PD-LID clinical symptoms, as measured using the modified abnormal involuntary movement scale, or mAIMs. However, statistical significance was not achieved at Day 28 due in part to an increasing placebo response. The registrational 301 study has an improved design incorporating multiple methods for mitigating placebo response.

Levodopa is a mainstay therapy for the signs and symptoms of Parkinson´s disease, but as the disease progresses, dyskinesia (abnormal involuntary movements) emerges in the majority of patients. Studies published in the New England Journal of Medicine and Movement Disorders have shown LID develops in approximately 45% of levodopa-treated Parkinson’s disease patients after five years and 80% after 10 years. In the US alone, an estimated 150,000 to 200,000 people living with PD are impacted by LID.

PD-LID is characterized by involuntary movements that may affect any body area, including the face, trunk or limbs. Oral levodopa is currently the most effective treatment available for the motor symptoms associated with Parkinson's disease. However, the development of dyskinesia which may be associated with long-term use of levodopa can become as disabling as the symptoms of Parkinson's disease. Dyskinesias are comprised principally of two types of movement: chorea, which is a rapid uncontrolled movement, and dystonia, which is a slow, often painful, writhing movement. The occurrence of PD-LID is linked to the neurodegenerative process of PD and is not solely related to the duration of dopamine replacement therapy. Physicians may try to reduce the dopaminergic therapy to try to lessen the impact of the dyskinesia but this is frequently at a cost of worsening the underlying motor symptoms of PD. Drug treatment for dyskinesia consists of off-label use of amantadine, and GOCOVRI (an extended release formulation of amantadine). Although amantadine-based treatments have shown efficacy, their use may be limited by side effects that are particularly problematic for PD patients. Therefore there is a clear need for improved therapies that offer effective symptom control with better tolerability.

About Addex Therapeutics
Addex Therapeutics is a clinical-stage pharmaceutical company focused on the development and commercialization of an emerging class of novel orally available small molecule drugs known as allosteric modulators for neurological disorders. Allosteric modulators offer several potential advantages over conventional non-allosteric molecules and may offer an improved therapeutic approach to conventional "orthosteric" small molecule or biological drugs. Addex’s allosteric modulator drug discovery platform targets receptors and other proteins that are recognized as essential for therapeutic intervention. Addex’s lead product candidate, dipraglurant (mGlu5 negative allosteric modulator or NAM) is in a pivotal registration clinical trial for Parkinson’s disease levodopa induced dyskinesia (PD-LID). Addex is also investigating dipraglurant's therapeutic use in blepharospasm (a type of dystonia), for which a clinical trial is expected to be initiated in Q3 2021. Addex's third clinical program, ADX71149 (mGlu2 positive allosteric modulator or PAM), developed in collaboration with Janssen Pharmaceuticals, Inc., is in a phase 2a proof of concept clinical trial for the treatment of epilepsy. Addex’s GABAB PAM program has been licensed to Indivior PLC, which is focused on development for the treatment of addiction. Preclinical programs include GABAB PAM for CMT1A, mGlu7 NAM for PTSD, mGlu2 NAM for mild neurocognitive disorders, mGlu4 PAM for Parkinson’s disease and mGlu3 PAM for neurodegenerative disorders. Addex shares are listed on the SIX Swiss Exchange and American Depositary Shares representing its shares are listed on the NASDAQ Capital Market, and trade under the ticker symbol "ADXN" on each exchange.

Contacts:

Tim Dyer Chief Executive Officer Telephone: +41 22 884 15 55 PR@addextherapeutics.com	Mike Sinclair Partner, Halsin Partners +44 (0)20 7318 2955 msinclair@halsin.com	James Carbonara Hayden IR (646)-755-7412 james@haydenir.com

Forward Looking Statements
Certain statements made in this announcement are forward-looking statements. These forward-looking statements are not historical facts but rather are based on the Company's current expectations, estimates, and projections about its industry; its beliefs; and assumptions. Words such as 'anticipates,' 'expects,' 'intends,' 'plans,' 'believes,' 'seeks,' 'estimates,' and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company's control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. The Company cautions securityholders and prospective securityholders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this announcement. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.